MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza

No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

VIA EDGAR

July 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Hugh West Eranga Dias Evan Ewing

Re:	MaxsMaking Inc.
Draft Registration Statement on Form F-1
Submitted February 7, 2024
CIK No. 0002008007

Ladies and Gentlemen:

MaxsMaking Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 5, 2024, regarding the Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on February 7, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised draft registration statement (the “Draft Registration Statement”) simultaneously with the submission of this response letter.

Draft Registration Statement on Form F-1 Filed February 7, 2024

Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page of and throughout the Draft Registration Statement.

2.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page and page 7 of the Draft Registration Statement.

Risk Factors, page 18

3.

Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinabased issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 7, 19, 20, and 22 of the Draft Registration Statement.

Our leased property interests and title to certain land and buildings we own may be defective..., page 33

4.

We note your disclosure that “our lease contract may be deemed invalid because the lessor does not have the legal title certificate.” Please update your disclosure to identify actions planned or taken, if any, to mitigate this risk.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 33 of the Draft Registration Statement.

We depend on a few major customers…, page 36

5.

We note your disclosure that "[f]our major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of 27.28% of our revenue for the fiscal year ended October 31, 2023." Please revise or clarify.

Response:

We respectfully advise the Staff that it should be “[t]wo major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 26.76% of our revenue for the fiscal year ended October 31, 2023.” In response to the Staff’s comment, we have revised the disclosures on page 37 of the Draft Registration Statement.

Our business is sensitive to economic conditions..., page 37

6.

We note your disclosure stating that your business is sensitive to economic conditions, including inflation. We also note your disclosure on page 70 stating that the decrease in revenue during your most recent fiscal year is attributed to, among other factors, inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:

We respectfully advise the Staff that our business is sensitive to overall economic conditions. While inflation is one of several factors, it alone does not have a material impact on our operations. In response to the Staff’s comment, we have revised the disclosures on pages 38 and 70 of the Draft Registration Statement.

Use of Proceeds, page 58

7.

We note that you intend to use the proceeds from this offering, among other purposes, for the construction of production facilities and expansion of your scale of production through upgrades and purchases of new production equipment. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C. of Form 20-F.

Response:

We respectfully advise the Staff that we do not plan to use the proceeds to acquire assets outside of our ordinary course of business, whether from our affiliates or associates or not. In response to the Staff’s comment, we have revised the disclosures on page 58 of the Draft Registration Statement.

Our ability to effectively manage our supply chain, page 69

8.

We note your disclosure that "global lockdowns and transport restrictions caused disruptions in supply chain and logistics during the fiscal year ended October 31, 2023, which adversely affected our raw material procurement and product sales." Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 68 of the Draft Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger, Esq. or Wei Wang, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Xiaozhong Lin
Name:	Xiaozhong Ling
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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